UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*
FISHER COMMUNICATIONS, INC.
(Name of Issuer) Common Stock, $1.25 par value
(Title of Class of Securities) 337756209
(CUSIP Number)
Daniel R. Tisch c/o TowerView LLC 500 Park Avenue New York, New York 10022 (212) 935-6655
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) March 25, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [X]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 479254 10 4	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only). TowerView LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 805,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 805,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 805,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

Item 1.       Security and Issuer.

This statement relates to the Common Stock, $1.25 par value (the “Common Stock”), of Fisher Communications, Inc., a Washington corporation (the “Company”), whose principal executive offices are located at 100 4th Avenue North, Suite 510, Seattle, Washington 98109.

Item 2.       Identity and Background.

This statement is being filed by TowerView LLC (“TowerView”), a Delaware limited liability company whose principal office is located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. TowerView’s principal business is investments. TowerView is controlled by Daniel R. Tisch whose present principal occupation is General Member, TowerView LLC, 500 Park Avenue, New York, New York 10022. During the last five years, neither TowerView nor Daniel R. Tisch has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

The funds referred to in Item 5 that TowerView has spent to acquire the shares of Common Stock beneficially owned by it as of the date hereof were provided from TowerView’s working capital.

Item 4.       Purpose of Transaction.

TowerView is filing this Schedule 13D because it has become aware of the Company’s proposal in its proxy statement dated March 25, 2008 to adopt a new Equity Incentive Plan that covers more than 12% of the Company’s outstanding Common Stock. TowerView considers this plan to be excessive and egregious and intends to vote against the plan as currently set forth in the Company’s proxy statement. TowerView feels that the plan evidences a disregard for shareholder value.

TowerView may enter into discussions with other stockholders about this and other issues of concern. TowerView may also acquire additional shares of Common Stock, sell shares of Common Stock in the open market or otherwise or take other action to impede or discourage adoption or implementation of the plan.

Except as set forth herein, at the present time TowerView has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company, (c) a sale or transfer of a material amount of assets of the Company, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material

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change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

TowerView may formulate other plans and/or make other proposals and take other actions with respect to its investment in the Company, including any or all of the actions set forth in paragraphs (a) through (j) above.

Item 5.       Interest in Securities of the Issuer.

TowerView has sole power to vote and sole power to dispose of an aggregate of 805,000 shares of Common Stock as of March 27, 2008, or 9.2% of the 8,728,858 shares of Common Stock that the Company reported as outstanding in its Form 10-K filed with the Securities and Exchange Commission on March 14, 2008. TowerView has used a total of $30,837,789.03 of its funds to purchase these shares.

TowerView effected purchases of Common Stock in the over-the-counter market during the 60 days preceding the filing of this statement as follows:

Date	Number of Shares	Price Per Share
25-Jan-08	2,500	$32.4420
29-Jan-08	6,000	$32.8051
30-Jan-08	2,303	$32.4991
31-Jan-08	1,497	$32.4600
1-Feb-08	2,047	$32.3714
4-Feb-08	33	$32.4852
5-Feb-08	13,920	$32.2253
6-Feb-08	12,500	$31.9600
7-Feb-08	10,064	$31.6587
8-Feb-08	2,916	$31.4518
11-Feb-08	11,576	$31.3097
12-Feb-08	2,938	$31.1676
13-Feb-08	6	$31.1600
14-Feb-08	3,409	$31.0967
15-Feb-08	2,143	$31.0471
19-Feb-08	7,911	$30.9443
20-Feb-08	1,937	$30.8497
21-Feb-08	5,600	$30.7296
22-Feb-08	6,500	$31.4715

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Date	Number of Shares	Price Per Share
29-Feb-08	4,100	$31.2710
3-Mar-08	15,900	$30.8798
6-Mar-08	12,015	$30.3452
7-Mar-08	4,638	$30.3278
10-Mar-08	5,847	$30.1959
11-Mar-08	10,500	$29.8875
12-Mar-08	200	$29.4600
13-Mar-08	10,000	$30.0100
14-Mar-08	13,420	$29.5767
17-Mar-08	2,984	$29.1490
18-Mar-08	1,777	$29.2600
27-Mar-08	1,119	$31.0100

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

TowerView has no contracts, arrangements or understandings with any other person with respect to the securities of the Company.

Item 7.       Material to Be Filed as Exhibits.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 28, 2008

TowerView LLC

By  /s/Daniel R. Tisch

Daniel R. Tisch

General Member